April 28, 2014

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Vince DiStefano, Esq.

VIA EDGAR

Re:	Registrants:	Natixis Funds Trust I
Natixis Funds Trust II
	File No.:	811-04323, 811-00242
	Filing Type:	Form N-1A

Dear Mr. DiStefano:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on April 15, 2014, regarding the post-effective amendment to the Natixis Funds Trust I and Natixis Funds Trust II (the “Registrants”) registration statements on Form N-1A, which were filed with the Commission on February 28, 2014 (the “Registration Statements”). For your convenience, we have summarized each comment below, followed by the Registrants’ response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrants in the Registration Statements.

Please note that the Registration Statements are scheduled to become effective automatically on May 1, 2014.

Natixis Oakmark Fund

1.	Comment. The three rows listed under “Other expenses” in the Annual Fund Operating Expenses table in the summary section of the prospectus are confusing and not standard with Form N-1A. Specifically, please clarify supplementally what the “Fee/expense recovery” row means and please note that the “Total other expenses” row seems unnecessary.

Response. The Registrants note that Instruction 3(c)(iii) of Item 3 of Form N-1A states that a fund may sub-divide the “Other Expenses” caption into no more than three subcaptions that identify the largest expense or expenses comprising “Other Expenses,” but must include a total for all “Other Expenses.” Consistent with this Instruction, the Registrants have included sub-captions for “Fee/expense recovery”, “Remainder of other expenses” and “Total other expenses.” The Registrants respectfully submit that the existing disclosure meets the requirements of Item 3 of Form N-1A.

The “Fee/expense recovery” subcaption is included because NGAM Advisors, L.P., the investment adviser to Natixis Oakmark Fund (formerly, Harris Associates Large Cap Value Fund) is permitted to recover expenses it has borne under the expense limitation agreements (whether through waiver of its management fees or otherwise) on a class by class basis in later periods to the extent the annual operating expenses of a class fall below a class’ expense limits. For the year ended December 31, 2013, NGAM Advisors recovered expense reimbursements related to the prior fiscal year of less than one basis point.

ASG Global Alternatives Fund

2.	Comment. In the “Example” paragraph in the summary section of the prospectus, please confirm that the example is based on Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for the first year and on Total Annual Fund Operating Expenses for the remaining years.

Response. The Registrants confirm that for Class N shares the Example is based on Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for the first year and on Total Annual Fund Operating Expenses for the remaining years and have added appropriate disclosure in the Example paragraph to that effect. The remaining share classes have not yet reached their expense cap and therefore, for those classes, the Example assumes that the Fund’s operating expenses remain the same for all time periods. Appropriate disclosure has been added to the Example paragraph to that effect.

3.	Comment. With regard to the Principal Investment Strategy, please confirm whether or not the ASG Global Alternatives Fund will invest more than 15% in hedge funds. Please also specify how the Fund will utilize hedge funds.

Response. In response to this comment, the Registrants do not currently intend to invest in hedge funds. However, as noted in the “Principal Investment Strategies” section, the Fund will make investments that are “intended to provide the Fund with risk and return characteristics similar to those of a diversified portfolio of hedge funds.”

In connection with the above-referenced filing, we acknowledge that:

•	The Registrants are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Investment Management’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete
Assistant Secretary
Natixis Funds Trust I
Natixis Funds Trust II

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.